December 6, 2013

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated December 6, 2013 of Dynatronics Corporation and are in agreement with the statements contained therein regarding Larson & Company PC. We have no basis to agree or disagree with the other statements regarding Mantyla McReynolds LLC contained therein.

Very truly yours,

Larson & Company P.C.

Larson & Company P.C.

Larson & Company
9065 South 1300 East, Salt Lake City, Utah 84094
Main: (801) 313-1900 | Fax: (801) 313-1912
www.larsco.com